[WLRK Letterhead]

September 8, 2021

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Dan Duchovny

Re:	NextGen Healthcare, Inc.

Revised Preliminary Proxy Statement (Amendment No. 1)

Filed August 31, 2021

File No. 001-12537

Dear Mr. Duchovny:

On behalf of our client, NextGen Healthcare, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated September 7, 2021 (the “Comment Letter”), with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). For the convenience of the Staff, each of the Staff’s comments is included in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

After the delivery of this response letter, we intend to reach out to the Staff before the Company files its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The revisions that the Company intends to make in the Definitive Proxy Statement in response to the comments of the Staff in the Comment Letter are excerpted and enclosed with this letter. Capitalized terms used but not otherwise defined shall have the meanings assigned to such terms in Amendment No. 1.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

1.	Please fill in the blanks in your document.

Response: The Company respectfully advises the Staff that it will revise the disclosure throughout the Definitive Proxy Statement in response to the Staff’s comment.

2.

We note in the Notice page that cumulative voting will apply to proposal 6B “[i]f timely and properly invoked in accordance with California law and the Company’s bylaws…” With a view toward added disclosure, please explain to us what this language means, including who would invoke cumulative voting and the means by which they would do so “timely and properly.”

Securities and Exchange Commission

September 8, 2021

Response: The Company respectfully advises the Staff that pursuant to Section 708 of the California Corporations Code and the Company’s Second Amended and Restated Bylaws, in order for cumulative voting to be timely and properly invoked by a shareholder at the Annual Meeting, the following must occur: (i) the candidates’ names for which votes are to be cumulated for must be placed in nomination prior to the voting, and (ii) the shareholder must give notice at the Annual Meeting prior to the voting of the shareholder’s intention to cumulate its votes. In addition, if any one shareholder has given such notice, all of the Company’s shareholders may cumulate their votes for candidates in nomination. A holder of record who wishes to invoke cumulative voting must submit a proxy card by mail, check the box indicating the exercise of cumulative voting and hand mark the number of votes such holder wishes to allocate to each particular nominee next to the name of such nominee on the proxy card.

The Company intends to revise the disclosure in the Definitive Proxy Statement to explain how cumulative voting will be “timely and properly” invoked in accordance with California law and the Company’s bylaws. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

3.

Please describe in an appropriate place in your proxy statement the mechanics of the reincorporation, which appears may take place while the meeting is proceeding, the mechanics of providing notice of the meeting under Delaware law and the mechanics of tabulating votes under two different scenarios. Also, please describe your plans in the event the necessary steps to reincorporate the company in Delaware are delayed or otherwise prevented from happening.”

Response: The Company respectfully advises the Staff that it intends to revise the disclosure in the Definitive Proxy Statement in response to the Staff’s comment. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

4.

Please tell us supplementally, with a view toward possible disclosure, whether the nomination notice submitted by the dissident slate will be deemed to have been properly made in accordance with Delaware law and the Delaware company’s organizational documents.

Response: The Company respectfully advises the staff that the provisions of the certificate of incorporation of NextGen Delaware (the “NextGen Delaware Charter”) and the bylaws of NextGen Delaware (the “NextGen Delaware Bylaws”) governing nominations by stockholders of one or more persons for election as directors will not apply to the constitution of the board of directors of NextGen Delaware (the “NextGen Delaware Board”) in connection with the Reincorporation. Instead, promptly after the Reincorporation, the sole director of NextGen Delaware will (i) increase the size of the NextGen Delaware Board to nine

Securities and Exchange Commission

September 8, 2021

directors pursuant to Section 141(b) of the General Corporation Law of the State of Delaware (the “DGCL”) and the corresponding provisions of the NextGen Delaware Charter, resign as a director (effective upon the appointment of his successor). and (ii) appoint to the vacancies those nine nominees who will have received the most votes represented by the proxies and ballots received at the Annual Meeting, pursuant to the provisions of Section 223 of the DGCL and the corresponding provisions of the NextGen Delaware Charter providing that vacancies and newly created directorships may be filled by a majority of the directors then in office, or a sole remaining director (including the provisions specifying that when one or more directors shall resign from the board effective at a future date, as will be the case with the sole director of NextGen Delaware effecting the appointments, a majority of the directors then in office, including those who have so resigned, will have the power to fill the vacancy or vacancies, the vote thereon to take effect when such resignations or resignations shall become effective).

As the appointments of directors of NextGen Delaware in connection with the Reincorporation will be effected through the filling of vacancies by a director (with the director filling the vacancies committing to appoint only those persons who have received a plurality of the votes), as opposed to the election of directors at a meeting of NextGen Delaware stockholders, the nomination notice submitted by the dissident slate is not required to have been properly made in accordance with Delaware law and NextGen Delaware’s organizational documents.

Outstanding Shares and Voting Rights, page 2

5.

We note that the bullet points in the middle of this page describe a number of events that would take place upon the approval of proposals 1 and 2C. With a view toward revised disclosure, please describe the effect of proposals 2A-B and 2D-G being approved or disapproved. We note some disclosure that appears to be related to this issue under the caption “Vote Required” at the bottom of page 14.

Response: The Company respectfully advises the Staff that if any of proposals 2A-B and 2D-G are not approved by the Company’s shareholders at the Annual Meeting, such provisions will not be included in the amended and restated organizational documents of NextGen Delaware in connection with the Reincorporation. However, the failure of any of proposals 2A-B or 2D-G to be approved by the Company’s shareholders at the Annual Meeting will not prevent the implementation of the Reincorporation and the elimination of cumulative voting if proposals 1 and 2C are approved by the Company’s shareholders at the Annual Meeting.

The Company respectfully advises the Staff that it intends to revise the disclosure in the Definitive Proxy Statement in response to the Staff’s comment. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

Securities and Exchange Commission

September 8, 2021

Reincorporation of the Company, page 6

6.

We note that in the eighth bullet point under the caption “Summary” you refer to the bylaws being “consistent with Delaware law” in setting the vote required for the election of directors. Please tell us, with a view toward revised disclosure, whether this reference is to a section of the DGCL or is solely accepted practice for Delaware corporations.

Response: The Company respectfully advises the Staff that it intends to revise the disclosure in the Definitive Proxy Statement in response to the Staff’s comment, to clarify that the election of directors in uncontested director elections by a majority of votes cast, and in contested director elections by a plurality of the votes cast, is consistent with the empowering provisions of Section 216 of the DGCL, which permits a voting standard other than a plurality of the votes cast in the election of directors as specified in the company’s certificate of incorporation or bylaws. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

Election of Directors, page 78

7.

Please describe the business experience of each of your nominees for the past five years. We note, for example, that the disclosure for Dr. Puryear does not specify when she served in the various roles listed.

Response: The Company respectfully advises the Staff that it intends to revise the disclosure in the Definitive Proxy Statement in response to the Staff’s comment. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

Background of the Solicitation, page 81

8.

We note that the dissidents have reduced the size of their slate of nominees. We also note your reference in this section to the dissidents’ attempt to “seek control.” Please update your disclosure here and, as necessary, throughout the proxy statement.

Response: The Company respectfully advises the Staff that the dissidents initially submitted their notice of nomination on August 19, 2021 seeking to elect six out of nine directors on the Board, and only revised their disclosure to reduce the size of their slate of nominees to four directors on September 2, 2021. It is the Company’s view that (i) the Company’s existing disclosure remains accurate since their initial intent was to seek control, and (ii) even if they are now seeking to replace a numerical minority of the

Securities and Exchange Commission

September 8, 2021

Board, the dissidents are still seeking de facto control as assuming all their nominees are elected, the Board would consist of the first and fourth longest-tenured incumbent directors (Messrs. Razin and Rosenzweig), and six completely new directors, two of which would be their nominees.

Nevertheless, the Company intends to revise the disclosure in the Definitive Proxy Statement to note that the dissidents have since revised their disclosure to reduce the size of their slate of nominees. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

9.

You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure that Mr. Razin, Mr. Rosenzweig and the dissident nominees “delinquently” filed a Schedule 13D on August 25, 2021. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Response: The Company intends to revise the disclosure in the Definitive Proxy Statement to provide the factual foundation for Messrs. Razin’s and Rosenzweig’s untimely filing of their Schedule 13D on August 25, 2021. Please see Exhibit A to this letter for the Company’s proposed revisions to such disclosure.

Form of Proxy Card

10.	Please include information about the conditioning of proposals on each other.

Response: The Company respectfully advises the Staff that it intends to revise the form of proxy card attached to the Definitive Proxy Statement in response to the Staff’s comment. Please see Exhibit B to this letter for the proposed revised form of proxy card.

11.

We note that proposals 6A and 6B are mutually exclusive and that if security holders vote on proposals 6A they will be able to only check a box. On the other hand, if security holders vote on proposal 6B, they will have the ability to cumulate votes. Please revise the form of proxy card to present proposals 6A and 6B separately and provide instructions, in connection with proposal 6B, to allow security holders to indicate if they will cumulate their votes and how to document such cumulating in the card.

Response: The Company respectfully advises the Staff that it intends to revise the form of proxy card attached to the Definitive Proxy Statement in response to the Staff’s comment. Please see Exhibit B to this letter for the proposed revised form of proxy card.

Securities and Exchange Commission

September 8, 2021

12.	Please tell us what consideration you have given to distributing two separate proxy cards, one for the California company and one for the Delaware company.

Response: The Company respectfully advises the Staff that as stated in its response to Comment #4 above, since the appointments of NextGen Delaware directors will be effected through the filling of vacancies by the sole director of NextGen Delaware in accordance with the outcome on proposal #6A as determined by the proxies and ballots received at the Annual Meeting, as opposed to the election of directors at a meeting of NextGen Delaware stockholders, no proxies or votes of the stockholders of NextGen Delaware are being solicited by NextGen Delaware and a separate proxy card with respect to NextGen Delaware is not required.

*        *         *

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David A. Katz or Gordon S. Moodie of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Securities and Exchange Commission

September 8, 2021

Sincerely,

/s/ David A. Katz

cc:	Jeffrey D. Linton, NextGen Healthcare, Inc.

Gordon S. Moodie, Wachtell, Lipton, Rosen & Katz

Securities and Exchange Commission

September 8, 2021

Exhibit A

Comment #2: Proposed Revised Disclosure

“Pursuant to our Bylaws and California law, in order for cumulative voting to be timely and properly invoked by a shareholder at the annual meeting, the following must occur: (i) the candidates’ names for which votes are to be cumulated for must be placed in nomination prior to the voting, and (ii) the shareholder must give notice at the annual meeting prior to the voting of the shareholder’s intention to cumulate its votes. A holder of record who wishes to invoke cumulative voting must submit a proxy card by mail, check the box indicating the exercise of cumulative voting and hand mark the number of votes such holder wishes to allocate to each particular nominee next to the name of such nominee on the enclosed proxy card.”

Comment #3: Proposed Revised Disclosure

“If Proposals 1 and 2C are approved by shareholders at the annual meeting, the Company intends to cause NextGen Delaware to file the Amended and Restated Certificate of Incorporation of NextGen Delaware and the certificate of merger to effect the Reincorporation with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on a “global filing” basis. Using this procedure, such instruments will be submitted to the Delaware Secretary twenty-four hours in advance of the annual meeting, but will not become effective unless and until the Delaware Secretary has received instructions as to the time at which they are to become effective. If Proposals 1 and 2C are approved at the annual meeting, the Company will provide instructions to the Delaware Secretary as to the precise time at which the instruments are to be filed and become effective. After providing the instructions to the Delaware Secretary, we expect to receive within 30 minutes confirmation that the instruments were filed and became effective at the time specified. While the Company intends to effect the Reincorporation promptly after the approval of Proposals 1 and 2C, there can be no guarantee that the Reincorporation will be effected within the time periods set forth above, and may be delayed as a result of technical or other reasons. In the event of such a delay, the Chairman of the annual meeting will recess the annual meeting, to be reconvened at a later time or date after the Reincorporation is effected or that confirmation will be obtained from the Delaware Secretary.”

Securities and Exchange Commission

September 8, 2021

Comment #5: Proposed Revised Disclosure

“If any of Proposals 2A-B and 2D-G are not approved by the Company’s shareholders at the annual meeting, such provisions will not be included in the amended and restated organizational documents of NextGen Delaware in connection with the Reincorporation. However, the failure of any of Proposals 2A-B or 2D-G to be approved by the Company’s shareholders at the annual meeting will not prevent the implementation of the Reincorporation and the elimination of cumulative voting if Proposals 1 and 2C are approved by the Company’s shareholders at the annual meeting.”

Comment #6: Proposed Revised Disclosure

“Under the default provisions of Delaware law, directors are elected by a plurality of the votes. However, consistent with the empowering provisions of Section 216 of the DGCL, which permits a voting standard other than a plurality of the votes cast in the election of directors as specified in the company’s certificate of incorporation or bylaws ~~Delaware law~~, the Delaware Bylaws provide that directors in uncontested director elections are elected by a majority of votes cast, and directors in contested director elections are elected by a plurality of the votes cast. Since this is a contested election, ~~directors will be elected by~~ the nine nominees who receive a plurality of the votes represented by the proxies and votes received at the Annual Meeting will be appointed by the sole director of NextGen Delaware as the directors of Delaware NextGen following the Reincorporation as if a plurality voting standard had applied.”

Comment #7: Proposed Revised Disclosure

“Geraldine McGinty, MD, MBA, FACR, age 57, is a director. A faculty member at Weill Cornell Medicine in New York City since March 2014, Dr. McGinty serves several roles including Senior Associate Dean of Clinical Affairs, Associate Professor of Clinical Radiology, as well as Chief Strategy Officer and Chief Contracting Officer for the Weill Cornell Medicine Physician Organization, which includes more than 1,600 members…”

***

“Pamela S. Puryear, PhD, MBA, age 58, is a nominee. Dr. Puryear has served as Executive Vice President and Chief Human Resources Officer (CHRO) at Walgreens Boots Alliance from January to July 2021; Senior Vice President and CHRO at Zimmer Biomet from January 2019 to December 2020; and Chief Talent Office at both Pfizer from September 2015 to December 2018 and Hospira from September 2009 to September 2016…”

***

“Morris Panner, age 58, is a director. Mr. Panner is a long tenured executive with expertise in both healthcare software companies, including SaaS capabilities, and the law. Currently, Mr. Panner is the Chief Executive Officer of Ambra Health (formerly DICOM Grid), a cloud-based healthcare software company that manages diagnostic imaging and related healthcare data. Prior to joining Ambra Health as Chief Executive Officer in September 2011, Mr. Panner was the Chief Executive Officer of Townflier, Inc. and related affiliates that provide group communications services, from May 2010 to August 2011...”

Securities and Exchange Commission

September 8, 2021

Comment #8: Proposed Revised Disclosure

“On September 2, 2021, Messrs. Razin and Rosenzweig filed their revised preliminary proxy statement for the 2021 Annual Meeting, disclosing the only Ms. Sharma and Mr. Fearn as Dissident Nominees.”

***

“On September 7, 2021, Messrs. Razin and Rosenzweig and the Dissident Nominees filed an amendment to the Schedule 13D, reporting the reduction in their slate of nominees from six to four nominees. Notwithstanding the fact that Messrs. Razin and Rosenzweig are now seeking to replace a numerical minority of the Board, it is the Company’s belief that they are still seeking de facto control as assuming all their nominees are elected, the Board would consist of (i) the first and fourth longest-tenured incumbent directors (Messrs. Razin and Rosenzweig), and six completely new directors, two of which would be their nominees.”

Comment #9: Proposed Revised Disclosure

“On August 25, 2021, Mr. Razin, Mr. Rosenzweig and the Dissident Nominees ~~delinquently~~ filed a beneficial ownership report on Schedule 13D (the “Schedule 13D”), reporting beneficial ownership by Mr. Razin and Mr. Rosenzweig of 15.2% and less than 1% of the Company’s outstanding common stock, respectively, and the submission of the Nomination of Notice. The Company believes that the Schedule 13D was untimely filed, because Messrs. Razin and Rosenzweig did not disclose the formation of a group with the intention of changing or influencing control of the Company under Rule 13d-5(b). It is clear that this “group” was formed as early as June 30, 2021, when they began jointly issuing written correspondence to the Board urging the Board to “free itself from the clutches of the undue influence of the ‘imperial board’ structure that is being promulgated by Chairman Jeff,” or even prior to that when Mr. Razin began soliciting the Dissident Nominees. Furthermore, “group” activity evident in subsequent correspondence and discussions between Messrs. Razin and Rosenzweig and the rest of the Board leading up to the submission of their notice of nomination on August 19, 2021.”

Securities and Exchange Commission

September 8, 2021

Exhibit B

Proposed Revised Form of Proxy Card

white Proxy Card YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the Annual Meeting date. Vote by Internet – www.cesvote.com Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time the day prior to the Annual Meeting date. Have your proxy card in hand when you access the web site and follow the instructions to create an electronic voting instruction form. OR Vote by Telephone – 1-888-693-8683 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day prior to the Annual Meeting date. Have your proxy card in hand when you call and then follow the instructions. OR Vote by Mail Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: NextGen Healthcare, Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh, PA 15230. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card important notice regarding the availability of proxy materials for the ANNUAL meeting: The Proxy Statement is available at www.viewourmaterial.com/nxgn If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing. NEXTGEN HEALTHCARE, INC. PROXY FOR 2021 ANNUAL MEETING OF SHAREHOLDERS THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints Jeffrey D. Linton and James R. Arnold, Jr., and each of them, individually, as attorneys and proxies, with full power of substitution, to vote all shares of Common Stock of NextGen Healthcare, Inc. (“NextGen Healthcare”) held of record by the undersigned as of September 2, 2021 at the Annual Meeting of Shareholders of NextGen Healthcare to be held at NextGen Healthcare’s corporate headquarters located at 3525 Piedmont Rd, NE, Building 6, Suite 700, Atlanta, Georgia 30305, on October 13, 2021, at 10:00 a.m. Eastern time and at all adjournments and postponements thereof (the “Annual Meeting”), upon the following matters, which are described in NextGen Healthcare’s Proxy Statement for the Annual Meeting. NextGen Healthcare’s Board of Directors recommends shareholders vote “FOR” Proposals 1 and 2A-2G, “FOR” all of the directors in Proposal 6 and “FOR” Proposals 3, 4 and 5. In accordance with the discretion and at the instruction of the Board of Directors or an authorized committee thereof, the proxy holder is authorized to act upon all matters incident to the conduct of the meeting and upon other matters that properly come before the meeting subject to the conditions described in NextGen Healthcare’s Proxy Statement concerning the Annual Meeting. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. Where no direction is given, except in the case of broker non-votes, the shares will be voted in accordance with the Board of Director’s recommendations. This proxy confers discretionary authority to cumulate votes for any or all of the nominees for election of directors for which authority to vote has not been withheld, in accordance with the instruction of the Board of Directors or an authorized committee thereof. If any nominee named on the reverse side declines or is unable to serve as a director, the persons named as proxies shall have the authority to vote for any other person who may be nominated at the instruction and discretion of the Board of Directors or an authorized committee thereof. Signature Signature (Capacity) Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If stockholder is a corporation, please sign full corporate name by authorized officers, giving full title as such. If a partnership, please sign in partnership name by authorized person, giving full title as such

NextGen healthcare, inc. annual meeting of Shareholders SIGN, DATE AND MAIL YOUR WHITE PROXY TODAY, UNLESS YOU HAVE VOTED BY INTERNET OR TELEPHONE. IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE, WHETHER BY INTERNET, MAIL OR TELEPHONE, MUST BE RECEIVED NO LATER THAN 11:59 P.M. EASTERN TIME the day prior to the ANNUAL meeting TO BE INCLUDED IN THE VOTING RESULTS. ALL VALID PROXIES RECEIVED PRIOR TO THE MEETING WILL BE VOTED. If submitting a proxy by mail, please sign and date the card and fold and detach card at perforation before mailing. The Board of Directors recommends you vote FOR the following: 6A. If Proposals 1 and 2C are approved and the Reincorporation is effected, to select nine persons to serve as directors of NextGen Delaware until the 2022 annual meeting of shareholders. 6B. If either Proposal 1 or 2C is not approved, to elect nine persons to serve as directors of our Company until the 2022 annual meeting of shareholders. If timely and properly invoked in accordance with California law and the Company’s bylaws, cumulative voting will apply to this proposal. ❑ Check this box to exercise cumulative voting with respect to Proposal 6B. If cumulative voting is invoked, this proxy authorizes the proxy holders to cumulate the votes that you are entitled to cast for all director nominees and allocate them, in the discretion of the Board, among director nominees for which you do not withhold authority to vote. To provide specific voting allocation instructions with respect to all or some of the votes you are entitled to cast, hand mark the number of votes you would like to specifically allocate next to each director nominee’s name above.

The Board of Directors recommends you vote FOR Proposals 1, 2A-2G, 3, 4 and 5. 1. Our reincorporation in the State of Delaware pursuant to a merger with and into a wholly-owned subsidiary of the Company (the “Reincorporation”). 2A. Approval of provisions in the Delaware Certificate and Bylaws limiting the Company’s stockholders’ right to call special meetings of stockholders. 2B. Approval of a provision in the Delaware Certificate providing that vacancies occurring on the Board of Directors and newly created directorships may be filled solely by a majority of the remaining directors. 2C. Approval of a provision disallowing cumulative voting. 2D. Approval of a provision in the Delaware Certificate providing that the total number of directors constituting the Board of Directors may be fixed exclusively by resolution of the Board of Directors. 2E. Approval of a provision of the Delaware Certificate providing that, unless NextGen Delaware consents in writing to the selection of an alternate forum, certain intracorporate claims may be brought exclusively in the Delaware Court of Chancery. 2F. Approve a provision of the Delaware Certificate requiring any complaint asserting a cause of action under the Securities Act to be brought exclusively in the federal district courts of the United States 2G. Approve a provision in the Delaware Bylaws providing proxy access for director nominees by stockholders 3. Advisory vote to approve the compensation for our named executive officers (i.e., “Say-on-Pay”). 4. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2022. 5. Amendment and Restatement of NextGen Healthcare, Inc. 2015 Equity Incentive Plan.